UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Viela Bio, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

926613100

(CUSIP Number)

Geraine Chan

Boundless Meadow Limited

Suite 1518, Two Pacific Place,

88 Queensway, Hong Kong

People’s Republic of China

+852 3987 1788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 926613100

1.		Names of Reporting Persons. Boundless Meadow Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,322,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,322,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,322,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.24%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 8,322,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on an aggregate of (i) 51,012,300 shares of common stock outstanding as of March 31, 2020 and (ii) 3,600,000 shares of common stock issued in the Offering (as defined below), in each case, as reported in the Issuer’s prospectus, dated May 27, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”) on May 29, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Fund III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,322,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,322,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,322,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.24%(2)
14.		Type of Reporting Person (See Instructions) PN

(1)         Representing 8,322,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on an aggregate of (i) 51,012,300 shares of common stock outstanding as of March 31, 2020 and (ii) 3,600,000 shares of common stock issued in the Offering, in each case, as reported in the Issuer’s prospectus, dated May 27, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act on May 29, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital General Partner III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,322,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,322,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,322,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.24%(2)
14.		Type of Reporting Person (See Instructions) PN

(1)         Representing 8,322,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on an aggregate of (i) 51,012,300 shares of common stock outstanding as of March 31, 2020 and (ii) 3,600,000 shares of common stock issued in the Offering, in each case, as reported in the Issuer’s prospectus, dated May 27, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act on May 29, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital General Partner III, Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,322,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,322,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,322,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.24%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 8,322,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on an aggregate of (i) 51,012,300 shares of common stock outstanding as of March 31, 2020 and (ii) 3,600,000 shares of common stock issued in the Offering, in each case, as reported in the Issuer’s prospectus, dated May 27, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act on May 29, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Opportunities Master Fund
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 300,000 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 300,000 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0.55%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 300,000 shares of common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on an aggregate of (i) 51,012,300 shares of common stock outstanding as of March 31, 2020 and (ii) 3,600,000 shares of common stock issued in the Offering, in each case, as reported in the Issuer’s prospectus, dated May 27, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act on May 29, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Investment Management Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 300,000 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 300,000 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0.55%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 300,000 shares of common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on an aggregate of (i) 51,012,300 shares of common stock outstanding as of March 31, 2020 and (ii) 3,600,000 shares of common stock issued in the Offering, in each case, as reported in the Issuer’s prospectus, dated May 27, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act on May 29, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Group Holdings Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,622,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,622,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,622,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.79%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Consists of (i) 8,322,353 shares of common stock directly held by Boundless Meadow Limited and (ii) 300,000 common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on an aggregate of (i) 51,012,300 shares of common stock outstanding as of March 31, 2020 and (ii) 3,600,000 shares of common stock issued in the Offering, in each case, as reported in the Issuer’s prospectus, dated May 27, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act on May 29, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. XYXY Holdings Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,622,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,622,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,622,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.79%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Consists of (i) 8,322,353 shares of common stock directly held by Boundless Meadow Limited and (ii) 300,000 common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on an aggregate of (i) 51,012,300 shares of common stock outstanding as of March 31, 2020 and (ii) 3,600,000 shares of common stock issued in the Offering, in each case, as reported in the Issuer’s prospectus, dated May 27, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act on May 29, 2020.

CUSIP No. 926613100

1.		Names of Reporting Persons. Xiaomeng Tong
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,622,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,622,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,622,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 15.79%(2)
14.		Type of Reporting Person (See Instructions) IN

(1)         Consists of (i) 8,322,353 shares of common stock directly held by Boundless Meadow Limited and (ii) 300,000 common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on an aggregate of (i) 51,012,300 shares of common stock outstanding as of March 31, 2020 and (ii) 3,600,000 shares of common stock issued in the Offering, in each case, as reported in the Issuer’s prospectus, dated May 27, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act on May 29, 2020.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the statements on Schedule 13D that was originally filed on October 17, 2019 (as so amended and supplemented, the “Schedule 13D”) jointly by Boundless Meadow Limited (“Boundless Meadow”), Boyu Capital Fund III, L.P. (“BCF III”), Boyu Capital General Partner III, L.P. (“BCGP III LP”), Boyu Capital General Partner III, Ltd. (“BCGP III Ltd”), Boyu Capital Opportunities Master Fund (“BCOMF”), Boyu Capital Investment Management Ltd. (“BCIM”), Boyu Capital Group Holdings Ltd. (“BCGH”), XYXY Holdings Ltd. (“XYXY Holdings”) and Xiaomeng Tong (“Mr. Tong”, together with Boundless Meadow, BCF III, BCGP III LP, BCGP III Ltd, BCOMF, BCIM, BCGH and XYXY Holdings, the “Reporting Persons”). The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Viela Bio, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at One MedImmune Way, First Floor, Area Two, Gaithersburg, Maryland 20878. The Common Stock are listed on The Nasdaq Global Select Market under the symbol “VIE.”

Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by replacing in its entirety Schedule I, incorporated therein by reference, with Schedule I hereto, which Schedule I is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately before the final paragraph thereof:

On May 27, 2020, the Company, Boundless Meadow and certain other selling stockholders of the Company identified in Schedule II thereto (together with Boundless Meadow, the “Selling Stockholders”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Cowen and Company, LLC, as the representatives (the “Representatives”) of the underwriters (the “Underwriters”). Pursuant to the Underwriting Agreement and in connection with the registered public offering of 3,600,000 shares of Common Stock at a price of US$47.00 per share (the “Offering”), the Selling Stockholders agreed to grant the Underwriters an option (the “Overallotment Option”) to purchase up to an aggregate of 540,000 additional shares of Common Stock from the Selling Stockholders at the public offering price within 30 days from the date of the Underwriting Agreement. The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The closing of the Offering occurred on June 1, 2020. The Underwriters exercised the Overallotment Option in full on June 3, 2020. In connection with the closing of the Overallotment Option on June 5, 2020, Boundless Meadow sold 360,000 shares of Common Stock to the Underwriters.

In connection with the Offering, each of Boundless Meadow, BCOMF and Mr. Tong entered into a lock-up agreement (the “May 2020 Lock-up Agreements”) pursuant to which they agreed, subject to certain exceptions, not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly by each such person or entity (including holding as custodian) or with respect to which such person or entity has beneficial ownership within the rules and regulations of the SEC, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such person or entity or someone other than such person or entity), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of the Common Stock owned by such person or entity, whether any such transaction or arrangement (or instrument provided for thereunder) described in clause (i) or (ii) above would be settled by delivery of Common Stock or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above, or exercise any right with respect to the registration of shares of Common Stock, in each such case during the period ending 45 days after the date set forth on the final prospectus used to sell the shares in the Offering.

The foregoing description of the Underwriting Agreement and the May 2020 Lock-up Agreements is not intended to be complete and is qualified in its entirety by the complete text of the Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Company’s Form S-1 filed on May 26, 2020, and the form of May 2020 Lock-up

Agreements filed herewith.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The aggregate number and percentage of shares of Common Stock to which this Amendment relates is 8,622,353 shares of Common Stock, constituting approximately 15.79% of the Company’s outstanding shares of Common Stock following the Offering. See Items 11 and 13 of the cover pages to this Amendment for the aggregate number and percentage of Common Stock that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Amendment for the number of Common Stock that are beneficially owned by each Reporting Person as of the date hereof as to whether there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition. Neither the filing of this Amendment nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that (i) any of BCF III, BCGP III LP, BCGP III Ltd, BCGH, XYXY Holdings and Mr. Tong is the beneficial owner of any of the Common Stock beneficially owned by Boundless Meadow, or (ii) any of BCIM, BCGH, XYXY Holdings and Mr. Tong is the beneficial owner of any of the Common Stock beneficially owned by BCOMF, each for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. The aggregate number and percentage of shares of Common Stock reported herein are based upon an aggregate of (i) 51,012,300 shares of common stock outstanding as of March 31, 2020 and (ii) 3,600,000 shares of common stock issued in the Offering, in each case, as reported in the Issuer’s prospectus, dated May 27, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act on May 29, 2020.

(c) Except as disclosed elsewhere in this Amendment, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the general partners, directors or executive officers named on Schedule I hereto, has effected any transactions in the Common Stock in the last 60 days.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Amendment.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following immediately before the final paragraph thereof:

Information about the Underwriting Agreement and the May 2020 Lock-up Agreements set forth or incorporated by reference in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibits in appropriate numerical order.

Exhibit 3

Underwriting Agreement by and among the Company, the Selling Stockholders and the Representatives, dated May 27, 2020 (incorporated by reference to Exhibit 1.1 to the Form S-1 filed with the U.S. Securities and Exchange Commission by the Company on May 26, 2020)

Exhibit 4*	Form of May 2020 Lock-up Agreement

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2020

Boundless Meadow Limited

By:	/s/ Yong Leong Chu
Name: Yong Leong Chu
Title: Director

Boyu Capital Fund III, L.P. By: Boyu Capital General Partner III, L.P. By: Boyu Capital General Partner III, Ltd.

By	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

Boyu Capital General Partner III, L.P. By: Boyu Capital General Partner III, Ltd.

By	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

Boyu Capital General Partner III, Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2020

Boyu Capital Opportunities Master Fund

By:	/s/ Vincent Fok
	Name:	Vincent Fok
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2020

Boyu Capital Investment Management Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

Boyu Capital Group Holdings Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

XYXY Holdings Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2020

Xiaomeng Tong

By:	/s/ Xiaomeng Tong

SCHEDULE I

Set forth below is the name, business address, present principal occupation or employment and citizenship of the general partners of each of BCF III and BCGP III LP and the directors and executive officers of the other Reporting Persons as of the date hereof.

The following is a list of the executive officers and directors of Boundless Meadow:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Khalid Omari Iton Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands (Director, Boundless Meadow)	Professional Fiduciary Service Provider	Cayman Islands

Leong Chu Yong 1 Raffles Place, #36-01 One Raffles Place 048616, Singapore (Director, Boundless Meadow)	Professional Fiduciary Service Provider	Singapore

Chung Shing Vincent Fok Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, Boundless Meadow)	CFO, Boyu Capital	Hong Kong

Qi Zhou Suite 1111, 11/F, Winland International Finance Centre, No. 7 Finance Street Xicheng District, Beijing 100033, China (Director, Boundless Meadow)	Partner, Boyu Capital	Hong Kong

The following is the general partner of BCF III:

Name, Business Address and Position	Present Principal Business	Place of Organization
BCGP III LP PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands (General Partner, BCF III)	General Partner, BCF III	Cayman Islands

The following is the general partner of BCGP III LP:

Name, Business Address and Position	Present Principal Business	Place of Organization
BCGP III Ltd PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands (General Partner, BCGP III LP)	General Partner, BCGP III LP	Cayman Islands

The following is a list of the executive officers and directors of BCGP III Ltd:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Khalid Omari Iton Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands (Director, BCGP III Ltd)	Professional Fiduciary Service Provider	Cayman Islands

Leong Chu Yong 1 Raffles Place, #36-01 One Raffles Place 048616, Singapore (Director, BCGP III Ltd)	Professional Fiduciary Service Provider	Singapore

Cheung Chi Yan Louis Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, BCGP III Ltd)	Managing Partner, Boyu Capital	Hong Kong

Chung Shing Vincent Fok Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, BCGP III Ltd)	CFO, Boyu Capital	Hong Kong

Qi Zhou Suite 1111, 11/F, Winland International Finance Centre, No. 7 Finance Street Xicheng District, Beijing 100033, China (Director, BCGP III Ltd)	Partner, Boyu Capital	Hong Kong

The following is a list of the executive officers and directors of BCOMF:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Niall O’Dowd DMS Governance Ltd., DMS House, 20 Genesis Close, Grand Cayman KY1-1103, Cayman Islands (Director, BCOMF)	Director, BCOMF	Cayman Islands

Julian Fletcher Carne Global Financial Services (Cayman), Grand Pavilion Comm. Ctr., 802 W. Bay Rd, Grand Cayman KY1-1204, Cayman Islands (Director, BCOMF)	Director, BCOMF	Cayman Islands

Chung Shing Vincent Fok Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, BCOMF)	CFO, Boyu Capital	Hong Kong

The following is a list of the executive officers and directors of BCIM:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Letitia Solomon Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands (Director, BCIM)	Professional Fiduciary Service Provider	Cayman Islands

Leong Chu Yong 1 Raffles Place, #36-01 One Raffles Place 048616, Singapore (Director, BCIM)	Professional Fiduciary Service Provider	Singapore

Yu Tsang Alex Wong Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, BCIM)	Partner, Boyu Capital	Hong Kong

Qi Zhou Suite 1111, 11/F, Winland International Finance Centre, No. 7 Finance Street Xicheng District, Beijing 100033, China (Director, BCIM)	Partner, Boyu Capital	Hong Kong

The following is a list of the executive officers and directors of BCGH:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Xiaomeng Tong Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, BCGH)	Managing Partner, Boyu Capital	Hong Kong

Khalid Omari Iton Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands (Director, BCGH)	Professional Fiduciary Service Provider	Cayman Islands

Leong Chu Yong 1 Raffles Place, #36-01 One Raffles Place 048616, Singapore (Director, BCGH)	Professional Fiduciary Service Provider	Singapore

Qi Zhou Suite 1111, 11/F, Winland International Finance Centre, No. 7 Finance Street Xicheng District, Beijing 100033, China (Director, BCGH)	Partner, Boyu Capital	Hong Kong

The following is a list of the executive officers and directors of XYXY Holdings:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Xiaomeng Tong Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, XYXY Holdings)	Managing Partner, Boyu Capital	Hong Kong

Khalid Omari Iton Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands (Director, XYXY Holdings)	Professional Fiduciary Service Provider	Cayman Islands

Leong Chu Yong 1 Raffles Place, #36-01 One Raffles Place 048616, Singapore (Director, XYXY Holdings)	Professional Fiduciary Service Provider	Singapore

The following is the information of Mr. Tong:

Name and Business Address	Present Principal Occupation or Employment	Citizenship
Xiaomeng Tong Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong	Managing Partner, Boyu Capital	Hong Kong